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                     UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.
                               STICKER SUPPLEMENT

This Supplement No. 2 to the Company's Prospectus dated February 4, 2000 updates certain information in the section of the Prospectus entitled "Shares Issued in Connection with the Exercise of Warrants." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.

         SHARES ISSUED IN CONNECTION WITH THE EXERCISE OF THE WARRANTS

     We have extended the expiration of the exercise period for the Warrants from 5:00 p.m. New York City time on December 31, 2001 to 5:00 p.m. Chicago time on January 15, 2002. We have not amended any other term or condition relating to the Warrants or their exercise.

The date of this Supplement is December 20, 2001.